UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

Industrias Bachoco S.A.B. de C.V.

(Name of Subject Company)

Industrias Bachoco S.A.B. de C.V.

(Name of Persons Filing Statement)

Series B Shares, without par value

(Title of Class of Securities)

MX01BA1D0003*

(CUSIP Number of Class of Securities)

*The Series B Shares are listed on the Mexican Stock Exchange and the ISIN identifier is MX01BA1D0003

American Depositary Shares, each representing twelve Series B Shares

(Title of Class of Securities)

456463108

(CUSIP Number of Class of Securities)

Daniel Salazar Ferrer

Chief Financial Officer

Industrias Bachoco S.A.B. de C.V.

Avenida Tecnologico No. 401

Ciudad Industrial C.P. 38010

Celaya, Guanajuato, Mexico

Telephone: (+011-52-461-618-3555)

Facsimile: (+011-52-461-611-6502)

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 9. EXHIBITS.

Exhibit No.	Description

99.1	Press Release of Bachoco entitled “Opinion of the Board of Directors regarding the Possible Voluntary Tender Offer for Bachoco's shares,” dated September 28, 2022

* Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Industrias Bachoco S.A.B. de C.V.

Date: September 28, 2022	By:	/s/ Daniel Salazar Ferrer
Name: Daniel Salazar Ferrer
Title: Chief Financial Officer